CHB

December 10, 2003

82-4506

BANK'S NOTICE
OF
THE RECORD DATE ANNOUNCEMENT

I, being a duly authorized officer of Chohung Bank, notify that the record date of dividend and voting for the Annual General Meeting of Shareholders for the fiscal year 2003 is December 31, 2003.


03045167

Sung-Yoon Kim
General Manager
Planning Division
Chohung Bank

dw 12/17

14,1-ka,Namdaemoon-ro, Chung-ku, Seoul 100-757, Korea · Phone : 822-2010-2490